UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month January 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .                .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Relevant Event, dated January 18, 2012.	2

This is a translation of a Spanish language announcement filed with the CNMV. In case of discrepancies, the Spanish version will prevail.

RELEVANT EVENT

GRIFOLS, S.A. (the Company) informs that is going to provide to third parties (financial and economic agents) certain financial information relating to the 2011 Financial Year End with the objective of studying a possible improvement of the current financial structure. This information has not yet been audited by the company’s independent auditors, however in the interest of transparency and equal access to information, the Company wants to disclose it to the market.

To this effect, the following figures relating to the Consolidated Profit and Loss account for the Grifols’ group as at 31/12/2011 are disclosed:

Grifols 2011 Pro-forma1 results

Million euros	2011	2010	% var	% var constant currency
Sales	2,302.7	2,200.8	4.6	7.7

EBITDA adjusted[2]	630.8	592.7	6.4

% sales	27.4%	26.9%

(1) Pro-forma unaudited financial statements obtained from the consolidated statements of Grifols and Talecris (12 months), provided for guidance purposes only

(2) Excluding costs associated to the acquisition of Talecris and non- recurring

Grifols 2011 Reported3 results

Million euros	2011	2010	% var	% var constant currency
Sales	1,795.6	990.7	81.2	88.6

EBITDA adjusted[2]	472.8	272.5	73.5

% sales	26.3%	27.5%

(3) June 2011 was the first month of consolidation for Talecris after the closing of the acquisition, hence 7 months of Talecris’ results (June-December 2011) have been included

As of December 31st 2011, Grifols’ estimated net financial debt was 2,738.2 million euros, with a cash position of 340.5 million euros. As a result, the leverage ratio (NFD/EBITDA) at year end would be 4.3 times; the ratio would decrease to 3.9 times, considering the euro/dollar exchange rate at the closing date of the acquisition of Talecris.

The company wants to emphasize that the disclosure of this information is solely and exclusively a result of the previously explained circumstances and that it is not and it will not become a usual company practice.

The information above has not been audited by the company’s independent auditors; therefore the company is not responsible for future modifications.

Barcelona, January 18th, 2012

Raimon Grifols Roura Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date: January 18, 2012